FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For February 2011
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary
Date: February 3, 2011

4TH QUARTER AND FULL YEAR 2010 UNAUDITED RESULTS
• Royal Dutch Shell’s fourth quarter 2010 earnings, on a current cost of supplies (CCS) basis, were $5.7 billion compared to $1.2 billion a year ago. Basic CCS earnings per share increased to $0.93 from $0.19 in the fourth quarter 2009.
• Fourth quarter 2010 CCS earnings, excluding identified items (see page 5), were $4.1 billion compared to $2.8 billion in the fourth quarter 2009.
• Full year 2010 earnings, on a current cost of supplies (CCS) basis, were $18.6 billion compared to $9.8 billion a year ago. Basic CCS earnings per share increased by 90% versus a year ago.
• Cash flow from operating activities, excluding net working capital movements, for the fourth quarter 2010 was $6.2 billion, compared to $4.4 billion in the same quarter last year. On the same basis, full year 2010 cash flow from operating activities was $33.3 billion compared to $23.8 billion in 2009.
• Net capital investment for the quarter was $1.5 billion. Total cash dividends paid to shareholders during the fourth quarter 2010 were $2.0 billion. Some 18.3 million class A Ordinary shares, equivalent to $0.6 billion, were issued under the Scrip Dividend Programme for the third quarter 2010.
• Gearing at the end of 2010 was 17.1%.
• A fourth quarter 2010 dividend has been announced of $0.42 per ordinary share, unchanged from the US dollar dividend per share for the same period in 2009. The first quarter 2011 dividend is expected to be declared at $0.42 per share.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2010	Q3 2010	Q4 2009%[1]			2010	2009	%

5,097	3,153	2,536		Upstream	15,935	8,354
411	325	(1,762)		Downstream	2,950	258
188	43	403		Corporate and Non-controlling interest	(242)	1,192
5,696	3,521	1,177	+384	CCS earnings	18,643	9,804	+90
1,094	(58)	784		Estimated CCS adjustment for Downstream	1,484	2,714
6,790	3,463	1,961	+246	Income attributable to shareholders	20,127	12,518	+61

0.93	0.57	0.19	+389	Basic CCS earnings per share ($)	3.04	1.60	+90
0.18	(0.01)	0.13		Estimated CCS adjustment per share ($)	0.24	0.44
1.11	0.56	0.32	+247	Basic earnings per share ($)	3.28	2.04	+61

5,456	9,016	5,660	-4	Cash flow from operating activities	27,350	21,488	+27

0.89	1.47	0.92	-3	Cash flow from operating activities per share ($)	4.46	3.51	+27

0.42	0.42	0.42	—	Dividend per share ($)	1.68	1.68	—

[1]	Q4 on Q4 change

The information in these quarterly and full year results reflect the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

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Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our 2010 earnings increased substantially from 2009 levels, driven by improving industry fundamentals, and Shell’s production growth and cost performance. Our 2010 oil and natural gas production volumes were 3.3 million boe/d, an increase of 5%. LNG sales volumes increased by 25%, with continued growth in Downstream. Fourth quarter and full year 2010 earnings were supported by higher oil prices and chemicals margins. However, our earnings were impacted by weak refining margins, pressure on certain regional natural gas prices, and volatility in Downstream marketing margins as a result of rising oil prices.
In 2010 Shell made good progress on implementing strategy, improving near-term performance, delivering a new wave of production growth, and maturing the next generation of growth options for shareholders.
Shell has a strong focus on continuous improvement, reducing costs, enhancing Shell’s operating performance, and rebalancing the portfolio for profitable growth. Underlying costs declined by $2 billion in 2010 compared to 2009, bringing the total underlying cost reduction to some $4 billion for 2009 and 2010 combined, a reduction of some 10%.
Disposals of $7 billion of non-core assets in 2010 bring total asset sales in the last 5 years to some $30 billion. Year-end balance sheet gearing was 17.1%, comfortably within Shell’s 0-30% target range. We have delivered our 2010-11 asset sales targets ahead of schedule. For 2011, asset sales proceeds could reach some $5 billion, including some $2 billion of proceeds from transactions announced in 2010.”
Turning to growth delivery, Voser commented: “Shell’s industry-leading investment programme is laying down firm foundations for our shareholders and our customers in the future. In 2010 we started up 6 key projects in Upstream and Downstream. In Qatar, in early 2011, we achieved first offshore gas production at the Qatargas 4 LNG facility. Major construction is complete, on schedule, at the Pearl Gas-to-Liquids (GTL) plant, and commissioning for start-up is underway as planned.
These projects underpin Shell’s targets for an 11% increase from 2009 to 2012 oil and natural gas production, and enhancement of the Downstream portfolio. This growth will drive a 50-80% increase in cashflow from operations from 2009 to 2012, measured at $60-$80 oil prices. These are ambitious targets, but we are on track,” said Voser.
“Shell has made good progress on generating longer-term growth during 2010. Shell took two final investment decisions in 2010 for deepwater projects, the Mars B project in the Gulf of Mexico, USA and BC-10 Phase 2 project in Brazil.
Shell made $7 billion of acquisitions, and invested $3 billion in exploration activities in 2010. The acquisition of East Resources takes our resources potential in North America tight gas to some 40 tcfe. In partnership with PetroChina, we purchased Arrow Energy, an Australian coal bed methane and LNG player, and entered into new tight gas and coal bed methane acreage in China. Shell and its partners signed contracts to develop the giant Majnoon and West Qurna fields in Iraq. Shell’s explorers made 8 discoveries in 2010, in particular the Appomatox discovery in the Gulf of Mexico, with more than 250 million boe resources potential. In Downstream, we progressed a marketing and biofuels joint venture with Cosan in Brazil, and a new 2 million tonnes per year petrochemicals project in Qatar.”
Voser commented: “We continue to invest for medium-term growth to create value for our shareholders. I expect 2011 net capital investment of some $25-27 billion, including a $1.6 billion investment for the Cosan joint venture. Dividend will be $0.42 per share for the fourth quarter 2010 and is expected to be $0.42 per share for the first quarter 2011. In 2010 Shell declared dividends of $10.2 billion, the largest in our sector, underlining our commitment to shareholder returns.”
Voser concluded: “We are making good progress against our targets, and there is more to come from Shell.”

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FOURTH QUARTER 2010 PORTFOLIO DEVELOPMENTS
Upstream
In Australia, Shell sold 29.18% of its interest in Woodside, or 10.0% of Woodside’s issued capital, for a total price of $3.2 billion, reducing Shell’s share in the company to 24.27%.
In Norway, production started on the Gjoa field (Shell share 12%), with a production capacity of 107 thousand barrels of oil equivalent per day (boe/d).
In Russia, Shell signed a protocol on strategic global cooperation with Gazprom establishing basic guidelines for the companies’ broader collaboration in both the Upstream and Downstream businesses.
In the USA, Shell completed, in January 2011, the sale of a group of predominately mature tight gas fields in South Texas producing some 200 million cubic feet of gas equivalent per day (Shell share), for approximately $1.8 billion.
Also in the USA, Shell agreed to sell its interest in six Gulf of Mexico oil and gas fields for $450 million. These fields are predominately mature and produce some 18 thousand boe/d (Shell share).
During the fourth quarter 2010, Shell participated in 3 exploration discoveries, 2 in Brazil and 1 in Brunei. During 2010, Shell participated in 8 exploration discoveries and 6 successful appraisals, in Australia, Brazil, Brunei, the US Gulf of Mexico and North America gas. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in China, Egypt, Greenland, Qatar, Russia, Tunisia and the USA.
Downstream
In Finland and Sweden, Shell sold the majority of its refining and marketing businesses, including Shell’s 100% owned 87 thousand bbl/d Gothenburg Refinery.
Shell also completed the sale of its Downstream businesses in Gibraltar, Panama, Costa Rica and Laos in separate transactions.
In Qatar, Shell and Qatar Petroleum signed a Memorandum of Understanding to jointly study the development of a major petrochemicals complex that would include a mono-ethylene glycol plant of up to 1.5 million tonnes per annum and other olefin derivatives to yield over 2 million tonnes of finished products.
In Germany, Shell announced, in January 2011, negotiations with potential buyers for the base oil manufacturing and associated refining facilities of its 100% owned Harburg refinery (105 thousand bbl/d capacity), with the intention to convert the remaining portions of the refinery into a distribution terminal for oil products.

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KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2010
•	Fourth quarter 2010 CCS earnings were $5,696 million, 384% higher than in the same quarter a year ago. Full year 2010 CCS earnings were $18,643 million, 90% higher than in 2009.
•	Fourth quarter 2010 CCS earnings, excluding identified items (see page 5), were $4,110 million compared to $2,774 million in the fourth quarter 2009. Full year 2010 CCS earnings, excluding identified items (see page 5), were $18,073 million compared to $11,553 million in 2009.
•	Fourth quarter 2010 reported earnings were $6,790 million compared to $1,961 million in the same quarter a year ago. Full year 2010 reported earnings were $20,127 million compared to earnings of $12,518 million in 2009.
•	Basic CCS earnings per share increased by 389% versus the same quarter a year ago. Full year 2010 basic CCS earnings per share increased by 90% compared to 2009.
•	Cash flow from operating activities for the fourth quarter 2010 was $5.5 billion, compared to $5.7 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the fourth quarter 2010 was $6.2 billion, compared to $4.4 billion in the same quarter last year.
Full year 2010 cash flow from operating activities was $27.4 billion compared to $21.5 billion in 2009. Excluding net working capital movements, full year 2010 cash flow from operating activities was $33.3 billion compared to $23.8 billion in 2009.
•	Total cash dividends paid to shareholders during the fourth quarter 2010 were $2.0 billion, bringing the total for the full year 2010 to $9.6 billion. During the fourth quarter 2010, some 18.3 million class A Ordinary shares, equivalent to $0.6 billion, were issued under the Scrip Dividend Programme for the third quarter 2010.
•	Capital investment for the fourth quarter 2010 was $6.2 billion. Net capital investment (capital investment, less divestment proceeds) for the fourth quarter 2010 was $1.5 billion, bringing the total for the full year 2010 to $23.7 billion.
•	Return on average capital employed (ROACE) at the end of the fourth quarter 2010, on a reported income basis, was 11.5%.
•	Gearing was 17.1% at the end of 2010 versus 15.5% at the end of 2009.
Upstream
•	Oil and gas production for the fourth quarter 2010 was 3,496 thousand boe/d, 5% higher than in the fourth quarter 2009. Full year 2010 oil and gas production was 3,314 thousand boe/d, 5% higher than in 2009.
Production for the fourth quarter 2010 excluding the impact of divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions was 8% higher compared to the fourth quarter 2009 (7% for the full year 2010 compared to last year).
Production in the fourth quarter increased by some 160 thousand boe/d (170 thousand boe/d for the full year 2010) from new field start-ups and the continuing ramp-up of fields, more than offsetting the impact of field declines.
•	LNG sales volumes of 4.39 million tonnes in the fourth quarter 2010 were 11% higher than in the same quarter a year ago. Full year 2010 LNG sales volumes were 16.76 million tonnes compared to 13.40 million tonnes in 2009, an increase of 25%.
Downstream
•	Oil Products sales volumes were 6% higher than in the fourth quarter 2009. Chemical product sales volumes in the fourth quarter 2010 increased by 10% compared to the fourth quarter 2009.
Full year 2010 Oil Products sales volumes were 5% higher than in 2009. Full year 2010 Chemical product sales volumes increased by 13% compared to 2009.
•	Oil Products refinery availability was 92% compared to 93% in the fourth quarter 2009 (92% for the full year 2010 versus 93% in 2009). Chemicals manufacturing plant availability was unchanged from the fourth quarter 2009 at 95% (94% for the full year 2010 versus 92% in 2009).
Supplementary financial and operational disclosure for the fourth quarter and full year 2010 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the fourth quarter 2010 reflected the following items, which in aggregate amounted to a net gain of $1,586 million (compared to a net charge of $1,597 million in the fourth quarter 2009), as summarised in the table below:
•	Upstream earnings included a net gain of $1,657 million reflecting divestment gains which were partly offset by charges related to the mark-to-market valuation of certain gas contracts, the estimated fair value accounting of commodity derivatives (see Note 3), write-offs and provisions. Earnings for the fourth quarter 2009 included a net charge of $226 million.
•	Downstream earnings included a net charge of $71 million reflecting charges related to write-offs and provisions, which were partly offset by divestment gains. Earnings for the fourth quarter 2009 included a net charge of $1,335 million.
•	Corporate earnings and Non-controlling interest for the fourth quarter 2009 included a charge of $36 million.
SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

			Segment earnings impact of identified items:
1,657	(284)	(226)	Upstream	1,493	(134)
(71)	(1,128)	(1,335)	Downstream	(923)	(1,682)
—	—	(36)	Corporate and Non-controlling interest	—	67
1,586	(1,412)	(1,597)	CCS earnings impact	570	(1,749)
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its reported earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 6 and onwards.

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EARNINGS BY BUSINESS SEGMENT
UPSTREAM

Quarters				$ million	Full year
Q4 2010	Q3 2010	Q4 2009%[1]			2010	2009	%

5,097	3,153	2,536	+101	Upstream earnings	15,935	8,354	+91

5,596	6,139	5,983	-6	Upstream cash flow from operations	24,872	19,935	+25

522	9,554	5,947	-91	Net capital investment	21,222	22,326	-5

1,741	1,709	1,703	+2	Crude oil production (thousand b/d)	1,709	1,680	+2
10,184	7,823	9,379	+9	Natural gas production available for sale (million scf/d)	9,305	8,483	+10
3,496	3,058	3,320	+5	Barrels of oil equivalent (thousand boe/d)	3,314	3,142	+5

4.39	4.26	3.96	+11	LNG sales volumes (million tonnes)	16.76	13.40	+25

[1]	Q4 on Q4 change
Fourth quarter Upstream earnings were $5,097 million compared to $2,536 million a year ago. Earnings included a net gain of $1,657 million related to identified items, compared to a net charge of $226 million in the fourth quarter 2009 (see page 5).
Upstream earnings, excluding the impact of identified items, compared to the fourth quarter 2009 reflected improved realised crude oil and natural gas prices and increased production volumes, and lower depreciation and exploration well write-off expenses. These were partially offset by increased production taxes and lower trading contributions. Earnings also reflected increased LNG sales volumes and improved realised LNG prices, which were partly offset by lower dividends from an LNG venture.
In the Americas, Upstream earnings reflected the effect of improved realised crude oil prices and increased natural gas production volumes. These were more than offset by the significant impacts of lower realised natural gas prices, higher tax expenses, lower trading contributions and higher operating expenses, mainly related to the ramp-up of the Jack Pine Mine at the Athabasca Oil Sands Project (AOSP), ahead of the planned start-up of the expansion of the Scotford Upgrader in 2011.
Global liquids realisations were 15% higher than in the fourth quarter 2009. Global gas realisations were 8% higher than in the same quarter a year ago. In the Americas, gas realisations decreased by 12%, whereas outside the Americas, gas realisations increased by 12%.
Fourth quarter 2010 production was 3,496 thousand boe/d compared to 3,320 thousand boe/d a year ago. Crude oil production was up 2% and natural gas production was up 9% compared to the fourth quarter 2009. In Nigeria, Shell’s share of Shell Petroleum Development Nigeria Company (SPDC) joint venture production increased by some 115 thousand boe/d driven by the ramp-up of new projects and improved security conditions.
Production, compared to the fourth quarter 2009, increased by some 160 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 4.39 million tonnes were 11% higher than in the same quarter a year ago, mainly from increased volumes from the Sakhalin II LNG project and Nigeria LNG.
Full year Upstream earnings were $15,935 million compared to $8,354 million in 2009. Earnings included a net gain of $1,493 million related to identified items, compared to a net charge of $134 million in the full year 2009 (see page 5).

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Upstream earnings compared to the full year 2009 reflected the significant impact of higher realised crude oil and natural gas prices, increased production volumes and lower depreciation and exploration well write-off expenses. These were partly offset by higher production taxes and lower trading contributions. In addition, earnings reflected increased LNG sales volumes and improved LNG realised prices.
Global liquids realisations were 32% higher than in the full year 2009. Global gas realisations were 2% higher than a year ago. In the Americas, gas realisations increased by 13% and outside the Americas, gas realisations were in line with the full year 2009.
Full year 2010 production increased by 5% to 3,314 thousand boe/d from 3,142 thousand boe/d a year ago. Crude oil production was up 2% and natural gas production increased by 10% compared to the full year 2009 production. In Nigeria, Shell’s share of Shell Petroleum Development Nigeria Company (SPDC) joint venture production increased by some 120 thousand boe/d driven by the ramp-up of new projects and improved security conditions.
Production, compared to the full year 2009, increased by some 170 thousand boe/d from new field start-ups and the continuing ramp-up of fields in 2010, more than offsetting field declines.
LNG sales volumes of 16.76 million tonnes were 25% higher than in 2009. Volumes mainly reflected the ramp-up in sales volumes from the Sakhalin II LNG project and increased volumes from Nigeria LNG.

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DOWNSTREAM

Quarters				$ million	Full year
Q4 2010	Q3 2010	Q4 2009%[1]			2010	2009	%

411	325	(1,762)	—	Downstream CCS earnings	2,950	258	—
1,117	(61)	810		Estimated CCS adjustment	1,498	2,796
1,528	264	(952)	—	Downstream earnings	4,448	3,054	+46

(348)	1,953	2,243	—	Downstream cash flow from operations	1,961	4,056	-52

991	701	1,208	-18	Net capital investment	2,358	6,232	-62

3,201	3,292	2,986	+7	Refinery plant intake (thousand b/d)	3,197	3,067	+4

6,670	6,385	6,296	+6	Oil Products sales volumes (thousand b/d)	6,460	6,156	+5

5,297	5,333	4,835	+10	Chemicals sales volumes (thousand tonnes)	20,653	18,311	+13

[1]	Q4 on Q4 change
Fourth quarter Downstream CCS earnings were $411 million compared to a loss of $1,762 million in the fourth quarter 2009. Earnings included a net charge of $71 million related to identified items, compared to a net charge of $1,335 million in the fourth quarter 2009 (see page 5).
Downstream CCS earnings compared to the fourth quarter 2009 reflected higher Oil Products marketing earnings, improved refining contributions and higher Chemicals earnings.
Oil Products marketing CCS earnings improved compared to the fourth quarter 2009, mainly reflecting higher retail, lubricants and B2B earnings, lower operating expenses and increased trading contributions. Compared to the third quarter 2010, earnings declined mainly as a result of the impact of rising oil prices on marketing margins.
Oil Products sales volumes increased by 6% compared to the same quarter last year. Excluding the impact of divestments, sales volumes increased by 8%.
Refining CCS results remained under pressure but improved compared to the fourth quarter last year, benefiting from higher realised refining margins globally, higher refinery plant intake volumes and lower operating expenses. Compared to the third quarter 2010, results declined mainly reflecting increased downtime at major refining facilities, including at the catalytic crackers, concentration of planned maintenance activities and currency exchange rate impacts. Refinery availability was 92% compared to 93% in the fourth quarter 2009.
Chemicals CCS earnings compared to the fourth quarter 2009 reflected improved realised chemicals margins, higher chemicals sales volumes, higher income from equity-accounted investments and lower operating expenses.
Chemicals sales volumes increased by 10% compared to the same quarter last year, mainly due to the start-up of the Shell Eastern Petrochemicals Complex in Singapore. Chemicals manufacturing plant availability was unchanged from the fourth quarter 2009 at 95%.
Full year Downstream CCS earnings were $2,950 million compared to $258 million in 2009. Earnings included a net charge of $923 million related to identified items, compared to a net charge of $1,682 million in the full year 2009 (see page 5).
Downstream CCS earnings compared to the full year 2009 reflected higher Oil Products marketing earnings, improved refining contributions and higher Chemicals earnings.
Oil Products marketing CCS earnings improved compared to a year ago, mainly reflecting higher retail and lubricants earnings, and lower operating expenses, which were partly offset by lower B2B earnings and reduced trading contributions.

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Oil Products sales volumes increased by 5% compared to 2009. Excluding the impact of divestments, sales volumes increased by 6%.
Refining CCS results improved from the full year 2009, benefiting from higher realised refining margins globally and higher refinery plant intake volumes, mainly in the Asia Pacific region. Refinery availability was 92% compared to 93% in the full year 2009.
Chemicals CCS earnings compared to the full year 2009 reflected improved realised chemicals margins, higher chemicals sales volumes, higher income from equity-accounted investments and lower operating expenses.
Chemicals sales volumes increased by 13% compared to the full year 2009, mainly due to start-up of the Shell Eastern Petrochemicals Complex in Singapore. Chemicals manufacturing plant availability increased to 94% from 92% in the full year 2009.
CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

231	148	427	Corporate	91	1,310
(43)	(105)	(24)	Non-controlling interest	(333)	(118)
188	43	403	Corporate and Non-controlling interest	(242)	1,192
Fourth quarter Corporate earnings and Non-controlling interest were $188 million compared to $403 million for the same period last year. Earnings for the fourth quarter 2009 included a charge of $36 million related to an identified item (see page 5).
Corporate earnings for the fourth quarter 2010 reflected a lower net interest result which was partly offset by higher tax credits and higher currency exchange gains compared to the same period in 2009.
Full year Corporate earnings and Non-controlling interest were a loss of $242 million compared to earnings of $1,192 million for the full year 2009. Earnings for the full year 2009 included net gains of $67 million related to identified items (see page 5).
Corporate earnings for the full year 2010 reflected a significantly lower net interest result and lower currency exchange gains, which were partly offset by higher tax credits compared to 2009.
FORTHCOMING EVENTS
A Shell strategy update is planned for March 15, 2011. First quarter 2011 results and first quarter 2011 dividend are scheduled to be announced on April 28, 2011. Second quarter 2011 results and second quarter 2011 dividend are scheduled to be announced on July 28, 2011. Third quarter 2011 results and third quarter 2011 dividend are scheduled to be announced on October 27, 2011.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2010	Q3 2010	Q4 2009%[1]			2010	2009	%

100,714	90,712	81,075		Revenue	368,056	278,188
1,979	1,020	1,767		Share of profit of equity-accounted investments	5,953	4,976
2,832	1,010	577		Interest and other income[3]	4,143	1,965

105,525	92,742	83,419		Total revenue and other income	378,152	285,129

78,138	70,278	60,879		Purchases	283,176	203,075
7,294	6,052	7,382		Production and manufacturing expenses	24,458	25,301
4,301	3,701	5,532		Selling, distribution and administrative expenses	15,528	17,430
422	203	331		Research and development	1,019	1,125
646	610	669		Exploration	2,036	2,178
3,236	6,196	3,748		Depreciation, depletion and amortisation	15,595	14,458
227	317	4		Interest expense	996	542
11,261	5,385	4,874	+131	Income before taxation	35,344	21,020	+68
4,405	1,820	2,863		Taxation	14,870	8,302
6,856	3,565	2,011	+241	Income for the period	20,474	12,718	+61
66	102	50		Income attributable to non-controlling interest	347	200
6,790	3,463	1,961	+246	Income attributable to Royal Dutch Shell plc shareholders	20,127	12,518	+61

(1,094)	58	(784)		Estimated CCS adjustment for Downstream	(1,484)	(2,714)
5,696	3,521	1,177	+384	CCS earnings	18,643	9,804	+90
BASIC EARNINGS PER SHARE

Quarters				Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

1.11	0.56	0.32	Earnings per share ($)	3.28	2.04
0.93	0.57	0.19	CCS earnings per share ($)	3.04	1.60
DILUTED EARNINGS PER SHARE

Quarters				Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

1.10	0.56	0.32	Earnings per share ($)	3.28	2.04
0.93	0.57	0.19	CCS earnings per share ($)	3.04	1.60
SHARES2

Quarters			Millions	Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

			Weighted average number of shares as the basis for:
6,137.3	6,132.6	6,124.3	Basic earnings per share	6,132.6	6,124.9
6,147.4	6,138.3	6,132.0	Diluted earnings per share	6,139.3	6,128.9

6,154.2	6,132.0	6,122.3	Shares outstanding at the end of the period	6,154.2	6,122.3

[1]	Q4 on Q4 change.

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

[3]	Other income includes dividend income, net gains on sale of assets and net foreign exchange effects on financing activities.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity

At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Income for the period	—	—	—	20,127	20,127	347	20,474
Other comprehensive income	—	—	4	—	4	42	46
Capital contributions from and other changes in non-controlling interest	—	—	—	283	283	69	352
Dividends declared	—	—	—	(10,196)	(10,196)	(395)	(10,591)
Scrip dividend[1]	2	—	(2)	612	612	—	612
Shares held in trust: net sales/(purchases) and dividends received[2]	—	(1,078)	—	1,521	443	—	443
Share-based compensation	—	—	110	199	309	—	309
At December 31, 2010	529	(2,789)	10,094	140,179	148,013	1,767	149,780

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity

At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	12,518	12,518	200	12,718
Other comprehensive income	—	—	6,623	—	6,623	52	6,675
Capital contributions from and other changes in non-controlling interest	—	—	—	3	3	62	65
Dividends paid	—	—	—	(10,526)	(10,526)	(191)	(10,717)
Shares held in trust: net sales/(purchases) and dividends received	—	156	—	—	156	—	156
Share-based compensation	—	—	181	191	372	—	372
At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135

[1]	During the fourth quarter 2010 some 18.3 million class A Ordinary shares, equivalent to $0.6 billion, were issued under the Scrip Dividend Programme for the third quarter 2010. The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

[2]	The historical cumulative amount of dividends received on shares held in trust is reflected in retained earnings with effect from the fourth quarter 2010.

Royal Dutch Shell plc     12
CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009

Assets
Non-current assets:
Intangible assets	5,039	5,171	5,356
Property, plant and equipment	142,705	139,863	131,619
Equity-accounted investments	33,414	34,015	31,175
Investments in securities	3,809	3,968	3,874
Deferred tax	5,361	5,372	4,533
Pre-paid pension costs	10,368	10,383	10,009
Other	8,970	8,909	9,158
	209,666	207,681	195,724

Current assets:
Inventories	29,348	28,922	27,410
Accounts receivable	70,102	62,769	59,328
Cash and cash equivalents	13,444	11,282	9,719
	112,894	102,973	96,457

Total assets	322,560	310,654	292,181

Liabilities
Non-current liabilities:
Debt	34,381	35,148	30,862
Deferred tax	13,388	13,179	13,838
Retirement benefit obligations	5,924	6,048	5,923
Other provisions	14,285	14,352	14,048
Other	4,250	4,696	4,586
	72,228	73,423	69,257

Current liabilities:
Debt	9,951	9,932	4,171
Accounts payable and accrued liabilities	76,550	65,980	67,161
Taxes payable	10,306	13,431	9,189
Retirement benefit obligations	377	397	461
Other provisions	3,368	3,046	3,807
	100,552	92,786	84,789

Total liabilities	172,780	166,209	154,046

Equity attributable to Royal Dutch Shell plc shareholders	148,013	142,744	136,431

Non-controlling interest	1,767	1,701	1,704

Total equity	149,780	144,445	138,135

Total liabilities and equity	322,560	310,654	292,181

Royal Dutch Shell plc      13
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2010	Q3 2010	Q4 2009		2010	2009

			Cash flow from operating activities:
6,856	3,565	2,011	Income for the period	20,474	12,718
			Adjustment for:
4,515	3,545	3,409	- Current taxation	16,384	9,297
186	264	390	- Interest (income)/expense	842	1,247
3,236	6,196	3,748	- Depreciation, depletion and amortisation	15,595	14,458
(2,344)	(681)	(415)	- Net (gains)/losses on sale of assets	(3,276)	(781)
(754)	937	1,253	- Decrease/(increase) in net working capital	(5,929)	(2,331)
(1,979)	(1,020)	(1,767)	- Share of profit of equity-accounted investments	(5,953)	(4,976)
2,064	1,486	1,691	- Dividends received from equity-accounted investments	6,519	4,903
(468)	(1,941)	(938)	- Deferred taxation and other provisions	(1,934)	(1,925)
(696)	(86)	(421)	- Other	(10)	(1,879)
10,616	12,265	8,961	Cash flow from operating activities (pre-tax)	42,712	30,731

(5,160)	(3,249)	(3,301)	Taxation paid	(15,362)	(9,243)

5,456	9,016	5,660	Cash flow from operating activities	27,350	21,488

			Cash flow from investing activities:
(5,571)	(9,609)	(7,506)	Capital expenditure	(26,940)	(26,516)
(110)	(1,179)	(653)	Investments in equity-accounted investments	(2,050)	(2,955)
1,286	666	520	Proceeds from sale of assets	3,325	1,325
3,380	44	1,146	Proceeds from sale of equity-accounted investments	3,591	1,633
(16)	(37)	(37)	(Additions to)/proceeds from sale of securities	(34)	(105)
34	51	96	Interest received	136	384
(997)	(10,064)	(6,434)	Cash flow from investing activities	(21,972)	(26,234)

			Cash flow from financing activities:
248	3,232	(816)	Net (decrease)/increase in debt with maturity period within three months	4,647	(6,507)
120	199	461	Other debt: New borrowings	7,849	19,742
(388)	(491)	(477)	Repayments	(3,240)	(2,534)
(108)	(307)	(292)	Interest paid	(1,312)	(902)
66	(3)	20	Change in non-controlling interest	381	62
			Dividends paid to:
(1,998)	(2,583)	(2,613)	- Royal Dutch Shell plc shareholders	(9,584)	(10,526)
(38)	(168)	(27)	- Non-controlling interest	(395)	(191)
			Shares held in trust:
17	(34)	(43)	- Net sales/(purchases) and dividends received	187	27
(2,081)	(155)	(3,787)	Cash flow from financing activities	(1,467)	(829)

(216)	477	5	Currency translation differences relating to cash and cash equivalents	(186)	106
2,162	(726)	(4,556)	(Decrease)/increase in cash and cash equivalents	3,725	(5,469)

11,282	12,008	14,275	Cash and cash equivalents at beginning of period	9,719	15,188

13,444	11,282	9,719	Cash and cash equivalents at end of period	13,444	9,719

Royal Dutch Shell plc      14
EXPLANATORY NOTES
1. Basis of preparation
The quarterly and full year financial report and tables of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the US Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
With effect from the fourth quarter 2010, Downstream segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. CCS earnings have become the dominant measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources to the segment and assessing its performance.
The information for the period ended December 31, 2010 does not comprise statutory accounts as defined in section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2009 were approved by the Board of Directors and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.
2. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
3. Impacts of Accounting for Derivatives
IFRS requires derivative instruments to be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on an accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is reported as an identified item in the quarterly results.

Royal Dutch Shell plc      15
CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’, “scheduled” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, February 3, 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
February 3, 2011
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